SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For August, 14th 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F |X|                   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes |_|                         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz Group - Performance in the first six months of 2003: Trend is pointing in the right direction - Second quarter profit of 622 million euros - Diekmann:
Clear progress in operating business, but Allianz is not yet out of the woods

Positive net income for the first six months - adjusted for exchange-rate effects, global premium income is up 11.5 percent - substantial growth in premium income in life insurance business of 18.2 percent - clear improvements at Dresdner Bank, AGF, FFIC and AGR - write-downs on investments for the Group lower than expected.

In the first six months of 2003, all segments of Allianz Group significantly improved their operating results. Moreover, the turnaround programs at Dresdner Bank, in the international industrial insurance business as well as in France and USA have made very good progress. Adjusted for exchange rates, total gross premium income of the insurance business is up 11.5 percent. The increase in the life and health insurance business was even 18.2 percent. The combined ratio in the property and casualty business was brought down further to 97.1 percent. In the banking business it was possible to not only reduce administrative expenses by 17.9 percent compared to the same period of the previous year, but also to cut loan-loss provisions in the lending business significantly. Thanks to the slight recovery in the capital markets, write-downs on the Group's investments were substantially lower. In the second quarter they were down to 0.8 billion euros versus 2.3 billion euros in the first quarter of 2003. In the second quarter of 2003 Allianz Group earned a profit of 622 million euros. In spite of the first-quarter loss, the Group was able to close the first half of 2003 with an aggregate profit of 102 million euros. "The trend is pointing in the right direction. But we are not yet out of the woods. Even though the current economic and capital-market environments are friendlier, we are continuing with our ongoing review of all business segments, and our focus is on improving our operating results," said Michael Diekmann, Allianz' CEO, when presenting the company's figures.

On a year-on-year basis and adjusted for exchange-rate effects, global gross premium income from the insurance business was up 11.5 percent. The euro-denominated accounts showed an increase of 6.3 percent from 42.1 to 44.8 billion euros, mainly due to the weakness of the US dollar against the euro.
52.9 percent of total premium income was earned in the property and casualty business, and 47.1 percent in the life and health insurance segment, which was able to increase its share in total premium income by 2.2 percentage points.

Compared to the first six months of 2002, premium income in the property and casualty insurance segment was up 0.5 billion euros to 24.1 billion euros. Most of this increase was generated in Europe. Adjusted for consolidation and exchange-rate effects, premium income was up 6.0 percent. This growth is mainly due to higher premiums. Considering the portfolio adjustments made across the globe, this is quite remarkable.

In year-on-year terms, the claims ratio dropped during the first six months of 2003 by 3.2 percentage points to 71.4 percent. This was mainly due to a more selective underwriting policy, the decline in natural catastrophes and a more favorable situation with regard to major damages. The expense ratio has improved from 27.6 to 25.7 percent.

The combined ratio, i.e. the ratio of claims and expenses to premiums earned, was improved further, i.e. in the first six months it was brought down to 97.1 percent. "The measures initiated for our turnaround candidates are already taking effect and are reflected in a lower combined ratio. Not only in France but also in the USA and in the industrial insurance business, the progress made is clearly visible. For instance, in our US operation Fireman's Fund, the combined ratio was lowered to 91.7 percent in the continued lines of business," said Helmut Perlet, member of the Allianz Board of Management responsible for Controlling.

After amortization of goodwill, taxes and minority interests, the net income from the property and casualty business was 769 million euros, up 742 million euros from the first quarter of 2003.

In the life and health insurance business, Allianz Group was able to continue its growth course and to raise total sales, adjusted for exchange-rate and consolidation effects, by 18.2 percent from 18.9 billion euros to 21.1 billion euros. 52.4 percent of this increase was generated by investment-oriented products whose sales increased by 34.8 percent. The IFRS accounts show a 1.1 percent increase in premium income to 10 billion euros.

Successful business operations in the USA, Italy and Germany contributed substantially to the sales growth of Allianz Group. In the USA, the distribution network was significantly expanded in recent years, which was one of the factors contributing to the substantial growth of 47.8 percent in local currency to a total of 4.6 billion euros. In Italy, the bancassurance operations, mainly run by UniCredito and Banca Antoniana Popolare Veneta, continued to generate substantial growth. Premium income in Italy increased by 26.2 percent to 4.9 billion euros. In Germany, Allianz Leben was able to take advantage of the positive trend in the life insurance market. "In this business, the financial strength as well as the performance of Allianz Leben play a special role. More brokers are offering our products and seeking cooperation with a financially strong product supplier. Also the new business of Allianz Pensionskasse was very successful with 110,000 contracts," said Helmut Perlet.

Earnings from investments are still affected by the weak capital markets. They are down from 5.2 billion to 4.0 billion euros. After amortization of goodwill, taxes and minority interests, the life and health insurance segment posted net income in the amount of 191 million euros.

In the banking business, mainly driven by the performance of Dresdner Bank, operating earnings were further stabilized. Total net interest income, net fee and commission income and trading income generated 3.7 billion euros, with the trading income more than doubled against the prior-year period to 1.071 million euros. Almost half of this increase is attributable to successful trading in fixed income products. Net interest and commission revenues further declined as a result of excluding Deutsche Hyp from the scope of consolidation, the scheduled reduction of risk-weighted assets and the wait-and-see attitude adopted by customers.

Administrative expenses were further slashed by 659 million euros or 17.9 percent on a year-on-year basis. "This result clearly demonstrates that Dresdner Bank is speedily and consistently implementing the measures initiated so far," commented Michael Diekmann. Loan-loss provisions were down from 1,068 million euros to 699 million euros. Overall, the banking segment closed with an operating loss of 21 million euros.

The high balance of other expenses and income, totaling minus 795 million euros versus 346 million euros in the previous year, is mainly attributable to write-downs and restructuring expenditure. After write-down of investments, amortization of goodwill, taxes and minority interests, the banking business closed with a negative result of 437 million euros (versus minus 1,058 million euros in the previous year).

In the asset management segment the Group posted an operating profit of 320 million euros. Owing to more stringent cost management, the cost-income ratio was brought down from 71.9 percent to 69.0 percent. After deducting loyalty bonuses and retention payments, mainly for the management and staff of PIMCO Group as well as Nicholas Applegate, write-downs on goodwill, taxes and minority interests, this segment showed a loss of 130 million euros for the first six months of the year, less than expected.

As of June 30, 2003, the Assets under Management by Allianz Group totaled 1,020 billion euros. Since year-end 2002 this means an increase of 31 billion euros or
3.1 percent. Since the end of 2002, the Group's own investments have increased slightly by 17 billion euros or 4.2 percent to 420 billion euros. Investments for third parties also increased by 10 billion euros or 1.8 percent to 571 billion euros. The main factors behind this growth were high net inflows of 18 billion euros, portfolio appreciation spurred by rising stock and bond markets to the tune of 32 billion euros, and translation losses due to the weaker dollar, amounting to 40 billion euros.

"As promised, we are working very hard to improve our profitability and are very pleased that this is beginning to produce a positive impact on our results. In order to strengthen this early trend, we will continue to work with great discipline in all areas of the Group," said Michael Diekmann when presenting the figures. "Our goals remain unchanged, i.e. to achieve a combined ratio in the property and casualty insurance business of below 100 percent, and profitable and above-market growth in the life and health insurance business as well as in asset management. In the banking business we continue to pursue a very ambitious goal: a break-even operating result. Although so far we have made good progress in this respect, it will be necessary - in order to secure the future competitiveness of Dresdner Bank - to initiate another very substantial cost-cutting program," announced Michael Diekmann.

Munich, 14 August 2003

The complete quarterly report can be accessed on the Internet at www.allianzgroup.com.

Allianz is also organizing a telephone conference at 9:30 a.m. CEST, at which Michael Diekmann and Helmut Perlet will explain the results. Participants can join the telephone conference by dialing the following number: +49 69 589 990 507, password: Allianz or +44 (0) 20 7162 0080, passwort: Allianz for the English translation.


After the conference call, an online interview with Michael Diekmann and Helmut Perlet will be available at www.allianzgroup.com.

Dresdner Bank will broadcast their press meeting with Dr. Herbert Walter as of 12 noon CEST on their web site www.dresdner-bank.de.

For further information please contact

Richard Lips                        Tel: 089/3800-5043
Dr. Ilja-Kristin Seewald            Tel: 089/3800-2960
Stefan Denig                        Tel: 089/3800-17790


These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update
The company assumes no obligation to update any information contained herein

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         LLIANZ AKTIENGESELLSCHAFT



                                          By:    /s/ Dr. Reinhard
                                               -------------------
                                               Preusche
                                               Dr. Reinhard Preusche
                                               Group Compliance



                                          By:    /s/ Dr. Giovanni Salerno
                                               --------------------------
                                               Dr. Giovanni Salerno
                                               Group Compliance


Date:    August, 14th 2003